UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

A Publicly-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on July 03rd, 2013, at 4:30 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine – District of Vila Olímpia – São Paulo - State of São Paulo, to resolve on the following Agenda:

(a)    TO ELECT Mr. Manuel Soto Serrano and Mr. Javier San Félix as members of the Company’s Board of Directors, and due to such resolution, TO CONFIRM the composition of the Company’s Board of Directors; and

(b)   TO APPROVE the consummation, by Banco Santander, of operations with call options of units of its issue, with extension of the legal term from 365 days, pursuant  to article 3, item III of the Brazilian Securities & Exchange Commission (“CVM”) Instruction #390/03, to 4 years from the date of its agreement.

General Instructions:

1. Pursuant to Brazilian Securities & Exchange Commission (“CVM”) Instruction # 165/91, as amended by CVM  Instruction # 282/98, the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors is five per cent (5%);

2. The Company’s shareholders or their legal representatives shall attend the ESM with their respective identification documents. In the event of Company’s shareholder representation by an attorney, the Company’s shareholders shall deposit at the Company’s main place of business, at least seventy two (72) hours before the ESM, the power of attorney granted as required by the Law; and

3. The documents relating to the matters to be examined and discussed in the ESM are available to the shareholders (i) at the Company’s main place of business at Avenida Presidente Juscelino Kubitschek, No. 2.041 and No. 2.235 - Block A - Vila Olímpia – São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office, where it may be consulted, in business days from 10 am to 4 pm, and also on their websites (www.ri.santander.com.br – in English >> Corporate Governance >> Minutes and Management Meeting >> Minute of Shareholder Meeting and www.santander.com.br/acionistas – in Central de Downloads); (ii) at the Brazilian Securities Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro, No. 111, 5th floor, Consultation Center (Centro de Consultas), Rio de Janeiro – State of Rio de Janeiro or at Rua Cincinato Braga, No. 340, 2th to 4th floors, Ed. Delta Plaza, São Paulo – State of São Paulo, and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Stock, Commodities and Futures Exchange – BM&FBOVESPA, at Rua XV de Novembro, No. 275, São Paulo – State of São Paulo and on its website (www.bmfbovespa.com.br).

São Paulo, June 17th, 2013

Marcial Angel Portela Alvarez

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 18, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer